Exhibit (h)(18)

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT, by and between Ivy Funds Distributor, Inc. ("IFDI") and Waddell & Reed Services Company ("WRSCO"), and Ivy Funds, on behalf of its series designated Ivy Global Strategic Income Fund (the "Fund").

WHEREAS, Ivy Funds, a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-ended management investment company of the series type, and the Fund is a series of Ivy Funds; and

WHEREAS, Ivy Investment Management Company has agreed to voluntarily waive the management fee for the Fund if the assets of the Fund are below $25 million; and

WHEREAS, Ivy Funds, IFDI and WRSCO have determined that, effective upon the Fund's assets reaching the $25 million level, it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of each Class of shares of the Fund at a level below the level to which the expenses of each Class of shares of the Fund may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1
Applicable Reimbursement Level and Term of Reimbursement. For the period through July 31, 2008, IFDI and/or WRSCO agrees to reimburse sufficient 12b-1fees (for each Class except Class I) and/or shareholder servicing fees to cap the expenses for each Class of shares as follows: Class A shares at 1.25%; Class B shares at 2.00%; Class C shares at 2.00%; Class I shares at 1.10%; and Class Y shares at 1.25% (the "Reimbursement Amount").

1.2
Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Fund, on behalf of each Class of its shares, may offset the appropriate Reimbursement Amount against the 12b-1 fees and/or shareholder servicing fees payable under the 12b-1 Plan (for each Class except Class I) and/or the Shareholder Servicing Agreement. Alternatively, the Reimbursement Amount shall be paid quarterly by IFDI and/or WRSCO within the first 10 days of each calendar quarter.

2.	Termination and Effectiveness of Agreement.

2.1
Termination. This Agreement shall terminate with respect to each Class of shares of the Fund upon termination of the Fund's 12b-1 Plan (for each Class except Class I) and/or the Shareholder Servicing Agreement or on July 31, 2008, whichever comes first.

	2.2	Effectiveness. The effectiveness of this Agreement shall be contingent upon the Fund's assets reaching the $25 million level.

3.	Miscellaneous.

	3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2
Interpretation. Nothing contained herein shall be deemed to require Ivy Funds or the Fund to take any action contrary to the Ivy Funds' Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of Ivy Funds of its responsibility for and control of the conduct of the affairs of Ivy Funds or the Fund.

3.3
Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the 12b-1 Plan (for each Class except Class I) and shareholder servicing fees, the computations of net asset values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the 12b-1 Plan (for each Class except Class I), the Shareholder Servicing Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the 12b-1 Plan (for each Class except Class I), the Shareholder Servicing Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of April 1, 2008.

IVY FUNDS, on behalf of its series,
IVY GLOBAL STRATEGIC INCOME FUND

By:	/s/Mara D. Herrington
Mara Herrington, Vice President

IVY FUNDS DISTRIBUTOR, INC.

By:	/s/Thomas W. Butch
Thomas W. Butch, President

WADDELL & REED SERVICES COMPANY

By:	/s/Michael D. Strohm
Michael D. Strohm, President